Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of shares of Common Stock of each member and control person of Seaport.

Master Fund

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Ordinary Shares
Stephen C. Smith (United States of America)	Managing Member	c/o Seaport Global Asset Management LLC 360 Madison Avenue, 23rd Floor New York, NY 10017	None